       September 11, 2009

VIA EDGAR

Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010
Mail Stop 3561

Re:	CIT Group Inc.
Form 8-K Filed July 30, 2009
File No. 001-31369

Dear Mr. Windsor,

On behalf of CIT Group Inc. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff's letter dated August 27, 2009 (the “Comment Letter”) relating to the Current Report on Form 8-K (file no. 001-31369) (the “Form 8-K”), filed by the Company on July 30, 2009.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in boldfaced print below.  The Company is filing an Amendment No. 1 to the Form 8-K (the “Amended Form 8-K”), dated September 11, 2009, concurrently with this letter via EDGAR submission.

The Amended Form 8-K reflects, as appropriate, the responses to the Staff’s comment contained herein.

Form 8-K Filed July 30, 2009

Exhibit 4.1

1.
We note that the appendices, schedules and exhibits have been omitted from your Amended and Restated Credit and Guaranty Agreement filed as Exhibit 4.1 to the Form 8-K. Please amend the Form 8-K to file the agreement in its entirety.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the appendices, schedules and exhibits to the Amended and Restated Credit and Guaranty Agreement, including the Amended and Restated Collateral Agreement, dated July 29, 2009, have now been included along with the Amended and Restated Credit and Guaranty Agreement as Exhibit 4.1 to the Amended Form 8-K.

*           *           *

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Amended Form 8-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Amended Form 8-K; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (212) 771-9442.

Very truly yours,

/s/ Joseph M. Leone
Joseph M. Leone
Vice Chairman and Chief Financial Officer

CC:	Robert J. Ignato
Executive Vice President, General Counsel & Secretary